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                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                11651 Plano Road
                              Dallas, Texas 75243



                                 June 19, 1998


Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Cameron Ashley Building Products, Inc. (the "Company")
         Registration Statement on Form S-3
         Registration No. 333-55765 (the "Registration Statement"), as filed with the Securities and Exchange Commission
         (the "Commission") on June 2, 1998

Ladies and Gentlemen:

     Pursuant to Rule 477(a), promulgated under the authority of the Securities Act of 1933, as amended, the Company hereby respectfully requests that the captioned Registration Statement be withdrawn on the grounds that the Company has determined that it has no intention to pursue a public equity financing at this time. By this letter, the Company hereby confirms that no securities of the Company have been issued or sold pursuant to the Registration Statement.

     The Company hereby requests that the Commission consent to the aforementioned withdrawal, effective as of the earliest practicable date.

                                             Very truly yours,

                                             CAMERON ASHLEY
                                             BUILDING PRODUCTS, INC.


                                             By:  /s/ John S. Davis
                                                 ------------------------------
                                                  John S. Davis
                                                  Vice President-General
                                                  Counsel, Secretary


cc:  Guy H. Kerr, Esq.